Exhibit 99.3

RECENT DEVELOPMENTS

ASIC Business – SEALMINER Mining Rigs

In March 2024, we successfully tested our first Bitcoin mining chip, SEAL01, which has been seamlessly integrated into our new SEALMINER A1 mining rigs. As our inaugural mining rig, the SEALMINER A1 is expected to have a wall-mount power consumption between 20 J/TH and 23 J/TH. For SEALMINER A1, the first sample batch was successfully energized and production of approximately 3.7 EH/s is currently expected to be completed and installed into our datacenters in Texas and Norway in phases from December 2024 through the first quarter of 2025 for the time being.

In October 2024, we successfully launched our second generation SEALMINER A2 mining rig series equipped with our SEAL02 chip. Our SEALMINER A2 series includes both an air-cooling and a hydro-cooling model and boasts a hashrate of 226 TH/s and 446 TH/s, with a power efficiency ratio of 16.5 J/TH. In the same month, we commenced mass production of our SEALMINER A2 series and the first production run is expected to deliver approximately 18 EH/s, which will be used for self-mining and for sales to external customers.

We also have new generations of mining rigs in the pipeline. We expect the wall-mount power consumption of our third-generation and fourth-generation SEALMINER mining rigs to be in the range of 11 J/TH to 12 J/TH and 5.5 J/TH to 6 J/TH, respectively.

Cloud HPC and AI Business

Our NVIDIA DGX SuperPOD system in Singapore successfully achieved an approximately 98% utilization in September 2024, and we expanded a pilot program in Canada. We actively explore ways to leverage our substantial 2.5 GW power capacity across three continents to meet the growing demand from HPC and AI datacenters.

In addition, we engaged TLM Group, a leading consultant in AI and HPC datacenter engineering and construction to conduct a review of our infrastructure portfolio to assess suitability for AI and HPC applications at our U.S. sites. TLM Group confirmed the suitability of several of our U.S. sites for Tier 3 HPC and AI datacenters, as these sites have abundant power available in a short time frame, low-latency fiber and plentiful water resources. We are in discussions with potential partners and end users for these sites and are actively collaborating with leading datacenter developers and advisors to secure long-term partnerships and strategic opportunities that can position our company to play a pivotal role in the rapidly evolving HPC and AI ecosystem.

At Market Issuance

On March 18, 2024, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “Sales Agents”), pursuant to which we may offer and sell our Class A ordinary shares having an aggregate offering price of up to US$250 million from time to time through or to the Sales Agents, as agent or principal. As of the date hereof, we offered and sold an aggregate of 11,421,194 Class A ordinary shares under the At Market Issuance Sales Agreement for a total gross proceeds of approximately US$100.7 million.

RISK FACTORS

Risks Related to Our Business, Operations, Industry and Financial Condition

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

Bitcoins are inherently scarce, given they are designed to have a finite supply of 21 million associated with “halving” mechanism. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoins. In November 2012, the reward for validating a new block was reduced to 25 Bitcoins. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoins, and in May 2020 and April 2024, the reward was further reduced to 6.25 Bitcoins and 3.125 Bitcoins. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or an increase in the transaction fees may result in a decrease in incentives for miners to continue their mining activities and the loss of Bitcoin’s dominant position among the cryptocurrencies, thereby reducing the demand for Bitcoin mining related services of us. As of the date hereof, the largest portion of our revenue was generated from our self-mining business and hash rate sales through Cloud Hash Rate, which are associated with Bitcoin mining. We may not be able to quickly adapt to new businesses or expand to other cryptocurrencies when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, which will result in a significant negative impact on our business and results of operations.

We may not be able to maintain our competitive position as cryptocurrency networks are witnessing increases in the total network hash rate.

As the relative market price of a cryptocurrency, such as Bitcoin, increases, more companies are encouraged to mine for that cryptocurrency and as more mining rigs are added to the network, its total hash rate increases. In order for us to maintain our competitive position under such circumstances, we must increase our total hash rate by acquiring and deploying more mining rigs, including new mining rigs with higher hash rates. There are currently only a few companies capable of producing a sufficient number of mining rigs with adequate quality to address the increased demand. If we are not able to acquire and deploy additional mining rigs on a timely basis, our proportion of the overall network hash rate will decrease and we will have a lower chance of solving new blocks which will have an adverse effect on our business and results of operations. Certain mining rigs may be subject to export controls due to components within them and the failure to obtain a license to ship mining rigs to certain jurisdictions will restrict our sales of mining rigs in such jurisdictions, and have an adverse effect on our business and results of operations. We are currently conducting an export control assessment in light of the licensing requirement and a negative assessment may have an adverse effect on our business and results of operations.

We have experienced negative cash flows from operating activities and incurred net losses in the past. We can provide no assurance of our future operating results.

We had negative cash flows from operating activities in the amount of US$52.5 million, US$268.0 million, US$271.8 million and US$297.0 million for the years ended December 31, 2021, 2022 and 2023, and the nine months ended September 30, 2024, respectively. We incurred a net loss of US$60.4 million, US$56.7 million and US$67.2 million for the years ended December 31, 2022 and 2023 and the nine months ended September 30, 2024, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We have generated negative cash flow from operating activities and incurred loss in the past, and there is no assurance that we will be able to generate positive cash flow from operating activities or achieve or subsequently maintain profitability in the future. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including the price of Bitcoin, our ability to operate and expand our business and manage our services mix, and our ability to secure favorable commercial terms from suppliers.

Our limited operating history and rapid revenue growth may make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have achieved rapid growth since our inception. For the years ended December 31, 2021, 2022 and 2023, and the nine months ended September 30, 2024, our total revenue amounted to US$394.7 million, US$333.3 million, US$368.6 million, and US$280.8 million, respectively. We may experience negative growth or positive growth at a lower rate for a number of possible reasons, including decreasing market price of cryptocurrencies, increasing competition, declining growth of the cryptocurrency industry, unforeseeable technology innovation, emergence of alternative mainstream cryptocurrencies, or changes in government policies, regulations or general economic conditions. It is also difficult to forecast seasonality and volatility in our business, and as a result accurately allocating resources including hash rate, mining datacenter capacity, or human capital to different business lines to achieve the best results in the medium or long term. If our growth rates decline, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our ordinary shares could decline. In addition, given the volatile nature of cryptocurrencies and that our business and financial condition correlate with the market price of cryptocurrencies, it is difficult to evaluate our business and future prospects based on our limited operating history or historical performance.

We are subject to risks associated with legal, political or other conditions or developments regarding holding, using or mining of cryptocurrencies, in particular Bitcoins, which could negatively affect our business, results of operations and financial position.

Our customers are based globally. As such, changes in government policies, taxes, general economic and fiscal conditions, as well as political, diplomatic or social events, expose us to financial and business risks. In particular, changes in policies and laws regarding holding, using and/or mining of Bitcoins could result in an adverse effect on our business operations and results of operations. Moreover, if any international jurisdiction where we operate mining datacenters or sell our Bitcoin mining related services prohibits or restricts Bitcoin mining activities, we may face legal and other liabilities and will experience a material loss of revenue.

There are significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoins, which may adversely affect our results of operations. While Bitcoin has gradually gained more market acceptance and attention, it is anonymous and may be used for black market transactions, money laundering, illegal activities or tax evasion. As a result, governments may seek to regulate, restrict, control or ban the mining, use and holding of Bitcoins. Our existing policies and procedures for the detection and prevention of money laundering and terrorism-funding activities through our business activities have only been adopted in recent years and may not completely eliminate instances in which we or our services may be used by other parties to engage in money laundering and other illegal or improper activities. Our Chief Financial Officer currently serves as our interim anti-money laundering officer. We are actively searching for a new anti-money laundering officer, but we cannot guarantee that we will find a permanent anti-money laundering officer as quickly as we want. We are subject to anti-money laundering laws in many jurisdictions in which we operate. We cannot assure you that there will not be a failure in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume a lot of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products or services, may also affect our business operations and the demand for our current and future mining related products or services, including cloud hash rate, hosting and Minerplus. There have been public backlashes surrounding the environmental impacts of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the State of Washington have discussed measures to address environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities.

While we plan to install our own mining rigs as part of our plan to expand our self-mining business, our business is highly dependent on acquiring a sufficient number of cryptocurrency mining rigs from our suppliers. We may not be able to obtain new mining hardware or purchase such hardware at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

While we plan to install our own mining rigs as part of our plan to expand our self-mining business, our business is highly dependent upon cryptocurrency mining equipment suppliers providing an adequate supply of new generation cryptocurrency mining rigs at economical prices to support our self-mining, hash rate sharing and hosting business lines and our customers’ mining activities. The growth in our business is directly related to increased demand for hosting services and cryptocurrencies such as Bitcoin which is dependent in large part on the availability of new generation mining rigs offered for sale at a price conducive to profitable cryptocurrency mining, as well as the trading price of cryptocurrencies such as Bitcoin. The market price and availability of new mining rigs fluctuates with the price of Bitcoin and can be volatile.

Historically, an increase in interest and demand for cryptocurrencies has led to a shortage of mining hardware and increased prices. In addition, as more companies seek to enter the mining industry, the demand for machines may outpace supply and create mining rig equipment shortages. There are currently only a few companies capable of producing a sufficient number of cryptocurrency mining rigs with adequate quality to address the increased demand. There is no assurance that cryptocurrency mining equipment suppliers will be able to keep pace with any surge in demand for mining equipment. We and our customers and the potential customers of our hosting service may in the future experience difficulty in obtaining new equipment or replacement components for our and their existing equipment, including graphics processing units and application-specific integrated circuit chipsets and computer servers, which in the future may have, a material impact on the demand for our products and services and associated revenue. Further, we may have little or no recourse in the event a mining rig manufacturer or distributor defaults on our mining rig delivery commitments. If we and our customers are not able to obtain a sufficient number of cryptocurrency mining rigs at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be negatively impacted.

Certain mining rigs may be subject to export controls due to components within them and the failure to obtain a license to ship mining rigs to certain jurisdictions will restrict our sales of mining rigs in such jurisdictions, and have an adverse effect on our business and results of operations. We are currently conducting an export control assessment in light of the licensing requirement and a negative assessment may have an adverse effect on our business and results of operations.

We may be unable to execute our growth strategies or effectively maintain our rapid growth trends.

We have experienced growth and expanded our business in recent years. We recorded total revenue of US$394.7 million, US$333.3 million, US$368.6 million and US$280.8 million for the years ended December 31, 2021, 2022 and 2023, and the nine months ended September 30, 2024, respectively. We incurred a net loss of US$60.4 million, US$56.7 million and US$67.2 million for the years ended December 31, 2022 and 2023 and the nine months ended September 30, 2024, respectively, and generated a net profit of US$82.6 million for the year ended December 31, 2021. We may not be able to grow our revenue and achieve profitability in the future if we are not able to successfully execute our product development and diversification, geographic expansion and other growth plans. In addition, our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational, research and development and financial resources.

To accomplish our growth strategies and manage the future growth of our operations, we will be required to enhance our research and development capabilities, improve our operational and financial systems, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers, research institutions, third-party manufacturers and other third parties. Moreover, as we introduce new products or services or enter new markets, we may face new market, technological, operational and regulatory risks and challenges with which we are unfamiliar. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth and expansion. In addition, the success of our growth strategies depends on a number of external factors, such as the development of the cryptocurrency market and the demand for Bitcoin, the level of competition we face and evolving customer behavior and preferences. If we are unable to execute our growth strategies or manage our growth effectively, we may not be able to capture market opportunities or respond to competitive pressures, which may materially and adversely affect our business prospects and results of operations.

Moreover, our ability to generate profits and/or positive cash flow is correlated to the current and future market prices of cryptocurrencies and a decline in the market prices for cryptocurrencies could negatively impact our future operations. However, we believe that, as compared to many other participants in the crypto assets markets, we are more resilient to cryptocurrency price volatility as our “hash rate sharing” and “hosting” businesses allow us to smooth the impact of cryptocurrency price volatility.

In addition, we also face risks associated with the expansion of our operations overseas. See the section titled “—We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.” If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business and prospects may be materially and adversely affected.

If we fail to succeed in ASIC, cloud HPC and AI industry or other markets we seek to penetrate into, our revenues, growth prospects and financial condition could be materially and adversely affected.

We are developing two new business lines – “ASIC business” and “cloud HPC and AI business.” In our ASIC business, we leverage proprietary ASIC technology to develop, manufacture, and commercialize our SEALMINER mining rigs to diversify our revenue streams and accelerate the growth of our self-mining operations. The future revenue growth of our ASIC business will depend largely on our ability to successfully manufacture and commercialize our mining rigs and penetrate into the market of Bitcoin mining rigs. In our cloud HPC/AI business, we offer advanced cloud capabilities and HPC services to customers with high demand for AI and computing. Our AI cloud services help customers accelerate their development of generative AI, large language models (LLMs), and other AI workloads. We cannot predict how or to what extent the demand for our mining rigs and/or our AI cloud services will develop going forward. If we are unable to penetrate into the market for mining rigs and/or AI cloud services, our future revenue and profits could be materially and adversely affected.

Our ASIC business currently depends on supplies from a third-party foundry partner, and any failure to obtain sufficient foundry capacity from such third-party foundry partner would significantly delay the shipment of our products.

We do not own any integrated circuit (IC) fabrication facilities and outsource the fabrication process of our ICs to a third-party foundry partner. We did not make significant purchases of wafers from any third parties before March 2024, but expect to make significant purchases of wafers to build our ASIC business going forward. As such, it is important for us to have a reliable relationship with our current foundry partner to ensure adequate product supply to respond to customer demand. As we rely on a single third-party foundry partner, we cannot guarantee that it will be able to meet our manufacturing requirements. The ability of our foundry partner to provide us with foundry services is limited by its technology migration, available capacity, existing obligations and global semiconductor supply.

In addition, we depend on our foundry partner to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields and to deliver those products to us on a timely basis and at acceptable prices. If our foundry partner raise its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with them deteriorate, we may not be able to obtain the required capacity, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of our foundry partner that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, our foundry partner may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition. Currently, we rely on our foundry partner to produce the advanced process nodes used in our chips, which is designed for integration into our SEALMINER mining rigs. Any potential delays and variances in such foundry partner’s fulfillment of our orders, in addition to potential supply chain issues related to the ASIC industry, including possible increases in component parts, could materially and adversely affect our performance.

We face risks associated with the expansion of our scale of operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We operate our business globally, with customers and suppliers located in various countries. As we continue to grow our business and expand our operations globally, we will continue to sell our products and services into new jurisdictions in which we have limited or no experience and in which our brands may be less recognized. Our global operation exposes us to a number of risks, including:

•	a limited customer base and limited sales and relationships with international customers;

•	difficulty in managing multinational operations;

•	competitors in overseas markets who have stronger ties with local customers and greater resources;

•	fluctuations in currency exchange rates;

•	challenges in providing customer products and services and support in these markets;

•	challenges in managing our overseas sales force and implementing sales strategies effectively;

•
adverse impact of acquisitions and other strategic initiatives we undertake. For instance, we acquired Le Freeport in Singapore in 2022. Although Le Freeport is a small part of our business, any negative news or inappropriate use by tenants of our Le Freeport business, alleged or otherwise, may adversely affect our reputation and business;

•	unexpected transportation delays or interruptions or increases in international transportation costs;

•
difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	regulations, changes to regulation, regulatory uncertainty in or inconsistent regulations across various jurisdictions that may implicate cryptocurrency mining and other cryptocurrency activities;

•
difficulty in ensuring the compliance with the sanctions imposed by The Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”), the European Union or the United Nations Security Council on various foreign states, organizations and individuals;

•	inability to obtain, maintain or enforce intellectual property rights in all the jurisdictions we operate in;

•	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate;

•	changes in a specific country or region’s political or economic conditions or policies; and

•
governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, there have been concerns over the worldwide populism trend that call for protectionism trade policy and potential international trade disputes, all of which could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our products and services and make us less competitive in such countries.

If we are unable to effectively manage these risks, our ability to operate and expand our business will be impaired, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Delays in the expansion of existing mining datacenters or the construction of new mining datacenters or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.

The daily operations of all our business lines require the support of our mining datacenters, with a highly specialized infrastructure and considerable, reliable power in order to compete effectively. We intend to increase our mining capacity and increase substantially the number of mining rigs we operate. In order to meet our financial plan, we need to expand our existing mining datacenters or obtain suitable land to build new mining datacenters. We may face challenges in obtaining suitable land, as we need to work closely with the local power suppliers and local governments of the places where our proposed facilitates are located. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact our construction timelines and budget or result in any new facilities not being completed at all.

We plan to expand our footprints to more mining datacenters across the globe to increase our total capacity to approximately 2,540MW, including 895MW power supply currently under construction and 1,645MW power supply “in the pipeline,” contracted or negotiated but not yet under active construction, as of October 31, 2024. Such expansion and construction require us to rely on the experience of one or more designers, general contractors and subcontractors, and such designers or contractors may experience financial or other problems during the design or construction process. We may also experience quality control issues as we implement any upgrades in our hosting capacity through the installation and maintenance of chipsets and servers or new cooling technologies such as immersion and water curtain cooling. our business will be negatively impacted if we are unable to run our mining operations in a way that is technologically advanced, economically and energy- efficient and temperature controlled. If we are unsuccessful, we will damage our mining rigs and the mining rigs of third parties and the profitability of our mining operations.

If we experience significant delays in the supply of power required to support any mining datacenter expansion or construction, the progress of such projects could deviate from our original plans, which could cause material and negative effects on our revenue growth, profitability and results of operations. Any material delay in completing these projects, or any substantial cost increases or quality issues in connection with these projects, could materially delay our ability to supply cloud hash rate and deliver our hosting capacity, cause us to incur penalties under hosting contracts, result in reduced order volume and materially adversely affect our business, financial condition and results of operations.

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. As of December 31, 2022 and 2023, and September 30, 2024, the balance of prepayments we made to our suppliers amounted to US$9.7 million, US$35.2 million and US$26.5 million, respectively. The amount of our prepayment can significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contractual obligation in a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such an event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

If we experience difficulty in collecting our trade receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenue from the sale of products and services and are subject to counterparty risks such as our customer’s inability to pay. As of December 31, 2022 and 2023, and September 30, 2024, our trade receivables amounted to US$18.3 million, US$17.3 million and US$8.8 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

Our operations and those of our production partners and customers are vulnerable to natural disasters and other events beyond our control, the occurrence of which may have an adverse effect on the supply chain of our suppliers and on our facilities, personnel and results of operations.

Our business could be adversely affected by natural disasters or outbreaks of epidemics. For example, the COVID-19 pandemic has historically impaired our ability to renew and maintain relationships with existing customers, and grow our worldwide sales and operations, among other things. We have not adopted any written contingency plans to combat any future natural disasters, such as floods and mudslides, or outbreaks of avian flu, H1N1 flu, SARS or any other epidemic. These natural disasters, outbreaks of contagious diseases, and other adverse public health developments in countries where our computing power facilities are located or any other countries or regions in which we conduct business could severely disrupt our business operations by damaging our network infrastructure or information technology system or impacting the productivity of our workforce, which may adversely affect our financial condition and results of operations. To the extent any such disaster or adverse public health development affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

Risks Related to Cryptocurrencies

Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in Bitcoin which would decrease the demand for our products and services. Further, digital asset exchanges on which crypto assets trade are relatively new and largely unregulated, and thus may be exposed to fraud and failure. Incorrect or fraudulent cryptocurrency transactions may be irreversible.

Bitcoin transactions are entirely digital and, as with any virtual system, are at risk from hackers, malware and operational glitches. Hackers can target Bitcoin exchanges and Bitcoin transactions, to gain access to thousands of accounts and digital wallets where Bitcoins are stored. Bitcoin transactions and accounts are not insured by any type of government program and all Bitcoin transactions are permanent because there is no third party or payment processor. Bitcoin has suffered from hacking and cyber-theft as such incidents have been reported by several cryptocurrency exchanges and miners, highlighting concerns about the security of Bitcoin and therefore affecting its demand and price.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, a reduction in cryptocurrency prices could occur. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

For example, during the past three years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Further, digital asset exchanges on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated. Many digital exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. During 2022, a number of companies in the crypto industry have declared bankruptcy, including Compute North, Core Scientific, Alameda Research LLC, Celsius Network, Voyager Digital, Three Arrows, BlockFi, and FTX. In June 2022, Celsius began pausing all withdrawals and transfers between accounts on its platform, and in July 2022, it filed for Chapter 11 bankruptcy protection. Further, in November 2022, FTX, one of the major cryptocurrency exchanges, also filed for Chapter 11 bankruptcy. Such bankruptcies, and governmental and other regulatory investigations into certain cryptocurrency market participants, some of which may be our customers and shareholders, have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly, and other participants and entities in the digital asset industry have been, and may continue to be, negatively affected. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity.

We have not been directly impacted by any of the bankruptcies in the crypto asset space throughout calendar year 2022, as we have no contractual privity or relationship to the relevant parties. However, we are dependent on the overall crypto assets industry, and such events have contributed, at least in part, to our peers’ stock price as well as the price of Bitcoin. If the liquidity of the digital assets markets continues to be negatively impacted, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect an investment in us, discourage overall participation in the cryptocurrency industry, and result in loss of customer demand for our products and services. Cryptocurrency investments may be subject to losses or impairments if cryptocurrency values decrease as a result of failure of any digital asset exchange, however, we do not anticipate to actively participate in such activities in the foreseeable future.

Potential that, in the event of a bankruptcy filing by a custodian, cryptocurrency held in custody could be determined to be property of a bankruptcy estate and we could be considered a general unsecured creditor thereof.

Substantially all of the cryptocurrencies custodied with Matrixport Group are held in segregated accounts such that they are segregated from the property of Matrixport Group and the assets of other Matrixport Group customers. As a general matter, the treatment of cryptocurrencies held by custodians that file for bankruptcy protection is uncharted territory in bankruptcy law. We cannot say with certainty whether our cryptocurrencies held in custody by Matrixport Group, should it declare bankruptcy, would be treated as property of the bankruptcy estate and, accordingly, whether we would be treated as a general unsecured creditor with respect of our cryptocurrencies held in custody by Matrixport Group. If we are treated as a general unsecured creditor, we may not be able to recover our cryptocurrencies in the event of a Matrixport Group bankruptcy or a bankruptcy of any other custodian we may use in the future.

The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks, has had and in the future could have a negative impact on our ability to generate revenue as our customers may not have an adequate incentive to continue transaction processing and customers may cease transaction processing operations altogether, which could have a material adverse effect on our business, financial condition and results of operations.

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as the “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In November 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, in May 2020, the reward was further reduced to 6.25 Bitcoin, and in April 2024, the reward was further reduced to 3.125 Bitcoin. In addition, other networks may operate under rules that, or may alter their rules to, limit the distribution of new cryptocurrencies. We, and to our knowledge, our potential hosting customers, currently rely on these rewards to generate a significant portion of our total revenue. If the award of cryptocurrencies for solving blocks and transaction fees are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which as a result may significantly reduce demand for our hosting services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a negative impact on our revenue and may have a material adverse effect on our business, financial condition and results of operations.

In addition, the reduction of rewards may reduce our profit margins, which could result in us selling a substantial portion of our cryptocurrencies, which are subject to high volatility. If we are forced to sell cryptocurrencies at low prices, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulatory Compliance and Other Legal Matters

Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The OFAC requires us to comply with its sanction program and not conduct business with persons named on its SDN list. However, because of the pseudonymous nature of blockchain transactions, we may, inadvertently and without our knowledge, engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact with respect to our cryptocurrency mining-related products and services. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Further, if certain of our customers or shareholders become the subject or target of applicable sanctions laws, we may be unable to engage in any further transactions or dealings with such persons, including making any distributions of dividends or other payments, and may be required to satisfy certain blocking or reporting obligations under the relevant sanctions laws.  Failure to take all such action as necessary or appropriate under applicable sanctions laws could subject us to significant fines or other penalties and have a material adverse effect on our business, financial condition, and results of operations.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Media reports have suggested that persons have embedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such digital ledgers contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, business partners, customers or employees. Our shareholders and business partners are also subject to risks relating to litigation and disputes, which could adversely affect our business or reputation

We may from time to time be involved in disputes with various parties arising out of our operations, including mining rigs or electricity suppliers, business partners, customers or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. In addition, we may encounter compliance issues with regulatory bodies in the course of our operations, in respect of which we may face administrative proceedings or unfavorable rulings that may result in liabilities and cause delays or disruptions to our services. We may be involved in other proceedings or disputes in the future that may have a material adverse effect on our business, financial condition, results of operations or cash flows. Furthermore, our shareholders and business partners, some of which are market players in the crypto industry, are also subject to risks relating to litigation and disputes. Such litigation and disputes are beyond our control and may adversely affect our business and reputation.

Regulatory changes or actions may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

There has been a significant amount of regulatory attention directed toward cryptocurrencies, cryptocurrency networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as cryptocurrencies such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In May 2019, FinCEN issued guidance relating to how the Bank Secrecy Act and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission services, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation.

Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the Bank Secrecy Act, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in our ordinary shares, operating results or financial condition in a material and adverse manner. While we have already adopted anti-money laundering programs and recordkeeping regimes, we may need to take additional steps to comply with the relevant requirements. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.

In addition, local state regulators such as the Texas State Securities Board, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth, the New Jersey Bureau of Securities, the North Carolina Secretary of State’s Securities Division and the Vermont Department of Financial Regulation have initiated actions against, and investigations of, individuals and companies involved in cryptocurrencies. In March 2018, the South Carolina Attorney General Office’s Security Division issued a cease-and-desist order against Genesis Mining and Swiss Gold Global, Inc., stating that both companies were to stop doing business in South Carolina and are permanently barred from offering securities in the state in the future since they offered unregistered securities via cloud mining contracts under the South Carolina Uniformed Securities Act of 2005, S.C. Code Ann. § 35-1-101, et seq. (the order against Genesis Mining was subsequently withdrawn). Neither our company nor, to our knowledge, Matrixport Group, has any direct or indirect relationship with these two companies. Further, the North Carolina Secretary of State’s Securities Division issued in March 2018 a Temporary Cease and Desist Order against Power Mining Pool (made permanent pursuant to a Final Order on April 19, 2018), ordering it to cease and desist, among other things, offering “mining pool shares,” which were deemed “securities” under N.C. Gen. Stat. 78A-2(11), in North Carolina until they are registered with the North Carolina Secretary of State or are offered for sale pursuant to an exemption from registration under the North Carolina Securities Act, N.C. Gen. Stat. Chapter 78A.

We also rely on third-party mining pool service providers for mining revenue payouts from our mining operation, and certain of our potential hosting customers could be involved in, or could issue, cloud mining contracts or mining pool shares, and any regulatory restrictions on their practices could significantly reduce demand for our hosting services. Furthermore, it is possible that laws, regulations or directives that affect cryptocurrencies, cryptocurrency transaction processing or blockchain server hosting may change in a manner that may adversely affect our ability to conduct our business and operations in the relevant jurisdiction.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect cryptocurrencies, cryptocurrency networks and their users and hosting service providers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of cryptocurrency use. A number of countries, including India, South Korea and Russia, among others, currently have a more restrictive stance toward cryptocurrencies and, thereby, have reduced the rate of expansion of cryptocurrency use, as well as cryptocurrency transaction processing, in each of those countries.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

By extension, similar actions by governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the capital stock of cryptocurrency mining companies, including our common stock. Such a restriction could result in us liquidating our cryptocurrency inventory at unfavorable prices and may adversely affect our shareholders. The effect of any regulatory change, either by federal, state, local or foreign governments or any self-regulatory agencies, on us or our potential hosting customers is impossible to predict, but such change could be substantial and may require us or our potential hosting customers to cease certain or all operations and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Securities

We expect to lose our emerging growth company status on December 31, 2024. As a result, we anticipate incurring substantial costs and significant demands being placed upon management to comply with non-emerging growth company requirements earlier than planned.

As an “emerging growth company,” as defined in the Securities Act, we benefit from certain temporary exemptions from various reporting requirements. However, we expect to lose our emerging growth company status on December 31, 2024, due to becoming a large accelerated filer. This change will require us to significantly accelerate our compliance efforts, such as engaging our independent registered public accounting firm to attest to the effectiveness of our internal controls as required by Section 404(b) of the Sarbanes-Oxley Act in our next annual report.

As an emerging growth company, we had elected under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) to delay (i) adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, and (ii) provision of an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. Given that we expect to cease being an emerging growth company on December 31, 2024, we will no longer be eligible to delay the adoption of such new or revised accounting pronouncements applicable to public companies. In addition, we will be required to provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

As a result, we expect to incur significant additional costs beyond what we had planned as an emerging growth company. Also, due to the complexity and logistical difficulty of implementing the standards, rules, and regulations that apply to non-emerging growth companies, such as Section 404(b) of the Sarbanes-Oxley Act, on an accelerated timeframe, the risk of our non-compliance with such standards, rules, and regulations or of significant deficiencies or material weaknesses in our internal controls over financial reporting is increased.

In addition, these public company requirements, including the enhanced requirements resulting from our loss of emerging growth company status, may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.